SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Airlines and Spanair sign a codeshare agreement

 Partnership includes international route between Brazil and Spain and domestic flights between Madrid and five Spanish cities

São Paulo, May 10th, 2011 – TAM Airlines and Spanair, Star Alliance members carriers, start on May 12th a codeshare agreement that will allow the both companies to expand the range of destinations.  We will offer our customers seats with JJ* code on the flights operated by Spanair from Madrid to: Barcelona, Bilbao, Malaga, Tenerife-Norte and Santiago de Compostela, both ways. Spanair, in turn, will offer seats with JK code on the daily flight operated by TAM between the Spanish capital and São Paulo, Brazil.

“We are expanding the TAM Airlines’ international network in Europe through this partnership with Spanair. We will be able to provide to our customers greater convenience and comfort with the offer of more five destinations in Spain”, says Paulo Castello Branco, Commercial and Alliances VP of TAM.

“We are very pleased to sing this agreement with TAM Airlines that will allow us to expand our network of destinations to Brazil and South America, thanks to our partnership with Star Alliance”, says Mike Szucs, CEO of Spanair.

Since May 2010, we maintain together with Spanair a FFP agreement (Frequent Flyer Program). This partnership allows the TAM Fidelidade program members to earn and redeem points in any flight operated by the Spanish company. In the same way, the members of the SpanairStar program can earn and redeem miles in all TAM’s domestic and international flights.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: ( www.tam.com.br)

We operate direct flights to 51 cities in Brazil and 19 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia. In March 2011 our market share was 41.8%, and is also the country´s leading player among Brazilian airlines that operate international routes, with 86.1% market share.With the largest passenger aircraft fleet in the country (153 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 13 million tickets in exchange for points and is part of the Multiplus network, which today has 8 million members. Member of Star Alliance - the world´s largest airline alliance - since May 2010, we are part of a network with 1,160 destinations in 181 countries.

About Spanair

Spanair, Star Alliance member, operates from its central hub at the Barcelona, El Prat, airport. Since 2009, when the company was acquired by a group of Catalan businessmen, the company has consolidated its position as the number one network airline operating from the Catalan capital, significantly increasing the number of international routes, currently 68 in total, thanks to collaborations with the airlines Star Alliance partners.  This network expansion is in line with company’s key objective, as explained in its own tagline, “to connect Barcelona with the world and the World with Barcelona”. . In April 2003 joined Star Alliance, the largest and more prestigious global airline network in the world. Spanair (www.spanair.com) was founded in December 1986. Since then, more than 110 million passengers have flown with our company.

Forward-looking statements:

This press release contains forward-looking statements, such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.